1 February 2000

Ref: 09/00

BHP IRON ORE

The Broken Hill Proprietary Company Limited (BHP) said today it would appeal a decision by Justice Gray in the Federal Court granting an injunction that prevents BHP from continuing to offer individual workplace agreements to employees at BHP Iron Ore (BHPIO).

The company said the decision would not impact BHPIO's determination to continue to seek changes in work arrangements at its Pilbara operations. There is no question that BHPIO needs fundamental change to keep up with customers and competitors.

BHP Minerals Chief Operating Officer Bob Kirkby said BHPIO was already seeing evidence that individual workplace agreements could achieve the sort of change required by removing Award/EBA restrictions.

"Employees who have signed individual workplace agreements are already thinking differently about their jobs and contributions to the business. The new arrangements have offered a win-win outcome for the company and iron ore employees", Mr Kirkby said.

"BHPIO needs to achieve radical change. We cannot go back to the way things were under the old system. That would simply mean that our business would continue to lose ground to its competitors in the global iron ore industry.

"The company will look at all its options to achieve change while the legal issues are resolved. BHP strongly believes an employer should have the right to offer individual workplace agreements to employees who want to work under those arrangements.

"The unions have stated they are willing to discuss change. We need a radical change to the system that currently restricts employees' attitudes and behaviours."

BHP rejected claims that it had discriminated against employees. As Justice Gray stated in his judgement: "..the findings of fact which are set out in these reasons for judgement are made on the basis of evidence given on affidavit, untested by cross examination, and prepared in a hurry."

BHP also rejected union argument that it had sought to de-unionise its workforce through the offer of individual workplace agreements. The company will mount a vigorous defence against these claims during the court proceedings.

Contact: Michael Spencer Manager Communications and Corporate Marketing

Tel: +61 3 9609 2982

Pierre Hirsch - San Francisco

Tel: (415) 774 2030